Exhibit 99.1

Wah Fu Announces Corporate Name Change to Wah Fu Education & Technology Group Limited and Nasdaq Ticker “WAFU” Unchanged

BEIJING, China, Oct. 08, 2026 (GLOBE NEWSWIRE) -- Wah Fu Education Group Limited (“Wah Fu” or the “Company”) (NASDAQ: WAFU) announced that it has completed its corporate name change and is officially renamed Wah Fu Education & Technology Group Limited. The Company’s securities will continue to trade under the ticker symbol “WAFU” on the Nasdaq Capital Market. The ticker symbol remains unchanged.

This name change builds on the Company’s core education business. Based on its established education operations, it highlights the independent growth and autonomous development of the technology segment. It fully reflects the Company’s strategic upgrade and its firm commitment to building a technology-driven education ecosystem. Amid its ongoing transformation, Wah Fu Education & Technology Group Limited draws on its well-established academic education and vocational education businesses as its foundation. On the one hand, it consolidates the core strengths of its traditional education offerings. On the other hand, it fosters independent, iterative advancement for its technology segment, and keeps expanding digital learning platforms, smart education solutions and comprehensive technology-empowered education services.

Dr. Yang Yu, Chief Executive Officer (CEO) of Wah Fu Education & Technology Group Limited, stated: “We are pleased to formally adopt our new corporate name, which better matches our corporate vision and future direction. Education is our foundation and core underpinning. The newly-added “Technology” not only signifies in-depth application of cutting-edge technologies to serve our core education business, but also marks that our technology segment has entered a phase of independent development. We are committed to deploying cutting-edge technologies such as artificial intelligence application technologies and digital platforms across the full education value chain. Taking this as a new starting point, we will further advance mutual integration between education and technology, and build a smart education service platform featuring wider scenario coverage and stronger service capacity.”

Founded in 1999, Wah Fu Education & Technology Group Limited has been dedicated to delivering diversified, customized education solutions for students, educational institutions and higher-education establishments. The Group has kept innovating in fields including higher-level self-taught higher-education examinations, continuing-education informatization and non-degree training. By applying information technologies such as artificial intelligence and big data, it has developed new-model smart-education offerings and grown into a highly influential brand in China’s adult-oriented distance-education sector.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are not statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Raincy Du

ir@edu-edu.com.cn